Exhibit 1.4

PRESS RELEASE

For Immediate Distribution

THE COMINAR ACQUISITION GROUP EXTENDS ITS OFFER FOR CANMARC TO JANUARY 27, 2012

Québec City, Québec, January 12, 2012 – Cominar Real Estate Investment Trust (TSX: CUF.UN) (“Cominar”) provided an update today regarding its December 2, 2011 offer (the “Offer”), by its wholly-owned subsidiaries (collectively, the “Cominar Acquisition Group”), to acquire all of the issued and outstanding trust units (the “Canmarc Units”) of Canmarc Real Estate Investment Trust (TSX: CMQ.UN) (“Canmarc).

Cominar and the Cominar Acquisition Group delivered today a notice of extension to the depositary of the Offer. The Offer is now open for acceptance until 3:00 p.m. (Toronto time) on January 27, 2012 to accommodate a hearing before the Bureau de décision et de révision en valeurs mobilières on January 19, 2012 at which Cominar will seek to have the unitholder rights plans of Canmarc cease traded. The unitholder rights plans of Canmarc are preventing Canmarc unitholders (the “Canmarc Unitholders”) from accessing the Offer.

Tendering Canmarc Units to the Offer

Tendering to the Offer is straightforward and Canmarc Unitholders should act now. Instructions on how to tender Canmarc Units are included in the offering circular which was previously sent to Canmarc Unitholders and is available on SEDAR.

Canmarc Unitholders with questions about the Offer or how to tender their Canmarc Units should contact Kingsdale Shareholder Services Inc. (“Kingsdale”), as information agent under the Offer. Kingsdale may be contacted toll-free in North America at 1-877-657-5857, or collect from outside North America at 416-867-2272, or by email at contactus@kingsdaleshareholder.com.

PROFILE as at January 12, 2012

Cominar is the largest commercial property owner in the Province of Québec. Cominar owns a real estate portfolio of 269 high-quality properties, consisting of 53 office, 55 retail and 161 industrial and mixed-use buildings that cover a total area of 21.0 million square feet in the Greater Québec City, Montréal and Ottawa-Gatineau areas, as well as in the Atlantic Provinces. Cominar’s objectives are to deliver growing cash distributions payable monthly to its unitholders and to maximize unitholder value by way of integrated management and the expansion of its portfolio.

Forward-Looking Statements

This press release may contain forward-looking statements with respect to Cominar and its operations, strategy, financial performance and financial condition. These statements generally can be identified by the use of forward-looking words such as “may”, “will”, “expect”, “estimate”, “anticipate”, “intend”, “believe” or “continue” or the negative thereof or similar variations. The actual results and performance of Cominar discussed herein could differ materially from those expressed or implied by such statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Some important factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, increased indebtedness associated to the Offer, competition, changes in government regulation and the factors described under “Risk Factors” in the Annual Information Form of Cominar. The cautionary statements qualify all forward-looking statements attributable to Cominar and persons acting on its behalf. Unless otherwise stated, all forward-looking statements speak only as of the date of this press release.

For Further Information:

Mr. Michel Dallaire, P.Eng.

President and Chief Executive Officer

Cominar Real Estate Investment Trust

(418) 681-8151

Mr. Michel Berthelot

Executive Vice President and Chief Financial Officer

Cominar Real Estate Investment Trust

(418) 681-6300 ext. 2266